
13031545

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kendrick Pierce & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 East Kennedy Boulevard, Suite 801
(No. and Street)

Tampa (City) Florida (State) 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell L. Hunt (813) 503-8642
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last,first, middle name)

500 North Westshore Boulevard, Suite 1000, Tampa, Florida 33609
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

3/12/13

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of Kendrick Pierce & Company Securities, Inc., affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedule pertaining to the firm of Kendrick Pierce & Company Securities, Inc., as of December 31, 2012, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kendrick Pierce & Company Securities, Inc.



Russell L. Hunt, Chief Executive Officer

Sworn to and subscribed before me this
28th day of February, 2013.



(Signature of Notary Public)


ELIZABETH A. CAULFIELD
My Comm. Expires
Nov 28, 2016
No. EE 118206
NOTARY
PUBLIC
STATE OF FLORIDA

Personally known: ✓

This report ** contains (check all applicable boxes):

x	(a)	Facing page.
x	(b)	Statement of Financial Condition.
x	(c)	Statement of Income.
x	(d)	Statement of Cash Flows.
x	(e)	Statement of Changes in Stockholder's Equity.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or control Requirements under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x	(l)	And Oath or Affirmation.
	(m)	A copy of SIPC Supplemental Report.
x	(n)	A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

Kendrick Pierce & Company Securities, Inc.
Tampa, Florida:

Report on the Financial Statements

We have audited the accompanying statement of financial condition for Kendrick Pierce & Company Securities, Inc. (the "Company") as of December 31, 2012, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

Other Matters

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.



HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 27, 2013

KENDRICK PIERCE & COMPANY SECURITIES, INC.

Statement of Financial Condition

December 31, 2012

Assets	
Cash	$ 6,027
Accounts receivable	1,750
Total	7,777
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable	25
Contingencies (Note 4)	
Stockholder's equity:	
Common stock, $.01 par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	10
Additional paid-in capital	305,008
Accumulated deficit	(297,266)
Total stockholder's equity	7,752
Total liabilities and stockholder's equity	$ 7,777

See accompanying notes to financial statements.

KENDRICK PIERCE & COMPANY SECURITIES, INC.

Statement of Income

Year Ended December 31, 2012

Revenues:	
Fee income	$ 344,612
Other income	75,990
Total revenue	420,602
Expenses:	
Management fees paid to parent	15,000
Regulatory fees	9,238
Professional fees	(2,013)
Other	2,380
Total expenses	24,605
Net income	$ 395,997

See accompanying notes to financial statements.

KENDRICK PIERCE & COMPANY SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2012

	Common Stock		Additional Paid-In	(Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit)	Equity
Balance at December 31, 2011	1,000	$ 10	305,008	(268,930)	36,088
Net income	-	-	-	395,997	395,997
Dividends	-	-	-	(424,333)	(424,333)
Balance at December 31, 2012	1,000	$ 10	305,008	(297,266)	7,752

See accompanying notes to financial statements.

KENDRICK PIERCE & COMPANY SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2012

Cash flows from operating activities:	
Net income	$ 395,997
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	10,750
Decrease in other assets	15,000
Net cash provided by operating activities	421,747
Cash flows from financing activity-	
Cash dividends paid	(424,333)
Net decrease in cash	(2,586)
Cash at beginning of year	8,613
Cash at end of year	$ 6,027

See accompanying notes to financial statements.

KENDRICK PIERCE & COMPANY SECURITIES, INC.

Notes to Financial Statements

December 31, 2012 and the Year then Ended

(1) Nature of Business and Summary of Significant Accounting Policies

Nature of Business. Kendrick Pierce & Company Securities, Inc. (the "Company"), a Florida corporation, is a wholly-owned subsidiary of Kendrick Pierce & Company, Inc. ("Parent"). The Company is a securities broker/dealer and provides capital raising, financial advisory services and merger and acquisition advisory services. In November 2012, the principals of the Company combined with an independent third-party. The Company will remain a registered broker dealer with Financial Industry Regulatory Authority during the transition period in order to service legacy clients and ensure a smooth transition. The Company will contribute a percentage of the total net revenue from any of its legacy clients up to a total of $30,000 per month during the transition period for the purpose of contributing to the overhead expenses of the independent third party during the transition period.

Management has evaluated all significant events occurring subsequent to the balance sheet date through February 27, 2013, which is the date the financial statements were available to be issued, determining no events require additional disclosure in the financial statements except as disclosed below.

Subsequent Event. In January 2013, the Company completed an investment banking transaction that resulted in fee income of approximately $800,000 and a payable of approximately $100,000 for commissions, and certain administrative, operational and managerial services.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. The Company recognizes revenue from investment banking and advisory services upon completion of the related transactions.

Income Taxes. The stockholders of the Company have elected to be taxed as an S-Corporation. For federal and state income tax purposes, all items of income and expense flow through to its stockholders, therefore no provision for income taxes is reflected in these financial statements.

(continued)

(1) Nature of Business and Summary of Significant Accounting Policies, Continued

Income Taxes, Continued. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. The Company's status as an S Corporation is defined as a tax position under this accounting guidance. As of December 31, 2012, management is not aware of any uncertain tax positions that would have a material effect on the Company's financial statements.

The Company files a U.S. Income Tax Return for an S Corporation. With few exceptions, the Company is no longer subject to U.S. federal income tax examination by the Internal Revenue Service for years before 2009.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness must not exceed net capital as those terms are defined by a ratio of more than 1,500% to 1. At December 31, 2012, the Company's minimum net capital requirement was $5,000. The Company's net capital computed in accordance with the Rule of the Commission amounted to $6,002. The Company had $25 of aggregate indebtedness at December 31, 2012 and the percentage of aggregate indebtedness to net capital was .42%.

(3) Related Party Transactions

During the year ending December 31, 2012, the Parent provided the Company with certain administrative, operational and managerial services at a cost of $15,000.

(4) Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements.

Schedule I

KENDRICK PIERCE & COMPANY SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

NET CAPITAL	
Total stockholder's equity	$ 7,752
Deductions and/or changes- Receivables	1,750
Net capital	$ 6,002
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate indebtedness)	$ 2
Minimum net capital required of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 1,002
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition - Accounts payable	25
Total A.I. Liabilities from Statement of Financial Condition	25
Less adjustment based on Deposits in Special Reserve Bank Accounts	-
Total aggregate indebtedness	$ 25
Percentage of aggregate indebtedness to net capital	.42%

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1. Included in amended Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

February 27, 2013

Kendrick Pierce & Company Securities, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Kendrick Pierce & Company Securities, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

